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                             May 2, 2022

       Alison White
       Chief Financial Officer
       SSR Mining Inc.
       7001 E. Belleview Avenue, Suite 800
       Denver, CO 80237

                                                        Re: SSR Mining Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 001-35455
                                                            color:white;"_
                                                            Form 8-K
                                                            Filed February 23,
2022
                                                            File No. 001-35455

       Dear Ms. White:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 2. Properties, page 43

   1.                                                   Summary disclosure
should include a summary of all properties including material and non-material properties
pursuant to Item 1303(a) of Regulation S-K. In a section
                                                        identified as "Summary
Disclosure" please revise to include the required information under Item 1303(b) of
Regulation S-K for all properties.
   2. Please revise your individual property disclosure to include the following information for each material property
pursuant to Item 1304(b) of Regulation S-K:

                                                              The location,
accurate to within one mile, using an easily recognizable coordinate
 Alison White
FirstName  LastNameAlison White
SSR Mining   Inc.
Comapany
May  2, 2022NameSSR Mining Inc.
May 2,
Page 2 2022 Page 2
FirstName LastName
              system.
                The total cost for or book value of the property and its associated plant and equipment.
3. Resource and reserve disclosure is required for each material property pursuant to Item
         1304(d)(1) of Regulation S-K. Please include this information with your individual property disclosure or include a reference from within your individual property disclosure identifying where this information is located.
4.       We note your disclosure on page 71 that your     pler reserve is
reported on a 100% basis.
         Please ensure all disclosure of mineral resources and reserves is only for the portion of resources or reserves attributable to your interest in the property as required by Item
         1303(b)(3)(iii) of Regulation S-K.
5. Please revise to include the disclosure required under Item 1304(e) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 112

6. We note that you exclude fair value adjustments on acquired assets related to the acquisition of Alacer's inventories and mineral properties. Please tell us in greater detail how you determined that these are appropriate non-GAAP adjustments. This comment should also be applied to the presentation within your earnings release filed on Form 8-
         K.
Item 15. Exhibits
96.1, 96.2, 96.3, and 96.4, page 171

7. We note that your qualified person(s) has included language at the beginning of each technical report under the "Important Notice" heading that appears to disclaim certain information in the technical reports. For example, your qualified person states that information and data supplied has been assumed to be accurate and complete. Another statement under this heading indicates that the qualified person does not warrant the accuracy of estimates and approximations, and estimates and approximations will be prone to fluctuations. In order to comply with Item 1302(a)(1) of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.
8. We note that you have combined a feasibility study and an initial assessment into a single technical report summary for your property in Turkey. Pursuant to the definitions in Item
         1300 of Regulation S-K an initial assessment and a feasibility study are two different types of technical studies and therefore should not be combined. Each study must must include the minimum sections identified under Item 601(96)(iii) of Regulation S-K.
 Alison White
FirstName  LastNameAlison White
SSR Mining   Inc.
Comapany
May  2, 2022NameSSR Mining Inc.
May 2,
Page 3 2022 Page 3
FirstName LastName
         Please revise accordingly.

9. We note several instances in your technical reports referencing work completed by other individuals that have not been identified as qualified persons in the technical report. For example, page 92 of the Marigold technical report states that SSR has prepared the mineral resource estimate for Marigold and page 95 of the Puna technical report states that the Chinchillas mineral resource was developed by independent consultant company Red
         Pennant Geoscience. In order to comply with Item 1302 (a)(1) of Regulation S-K, disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. A qualified person must review and accept this information and provide a statement to this effect in the particular section of the technical report summary. Please revise your technical reports as necessary.
10. Please revise your technical reports to include the following information as required by Item 601 (96)(iii) of Regulation S-K or, in the alternative, tell us where this information is located:

                For     pler Item 601 (96)(iii)(B)(8)(iv), (9)(iii), (10)(v),
(11)(vii), and (17)(vi).
                For Marigold Item 601 (96)(iii)(B)(9)(iii), (10)(v), (11)(iii),
(11)(vii), (17)(vi), and
              (18)(i) (accuracy level).
                For Puna Item 601 (96)(iii)(B)(8)(iv) (for Pirquitas),
(9)(iii), (10)(v), (17)(vi), and
              (18)(i) (accuracy level).
                For Seabee Item 601 (96)(iii)(B)(8)(iv), (9)(iii), (10)(v),
(11)(iii), (11)(vii), (17)(vi),
              and (18)(i) (accuracy level).
11. Please revise the "Reliance on Information Provided by the Registrant" section of your technical reports to identify the particular portions of the technical report summary that were prepared in reliance on information provided by the registrant and the extent of the reliance as required by Item 1302 (f)(2)(ii).
Form 8-K filed February 23, 2022

Exhibit 99.1
Fourth Quarter and Full Year 2021 Highlights, page 2

12. We note that you provide a full-year 2022 guidance range for All-in Sustaining Costs
         ("AISC"). Given the lack of similar quantitative reconciliation between the GAAP and non-GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. Reference is also made to Question
         102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial
         Measures.
 Alison White
SSR Mining Inc.
May 2, 2022
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202)
551-3610 or Craig Arakawa at (202) 551-3650 with any other questions.



FirstName LastNameAlison White                            Sincerely,
Comapany NameSSR Mining Inc.
                                                          Division of
Corporation Finance
May 2, 2022 Page 4                                        Office of Real Estate
& Construction
FirstName LastName